Agora, Inc. Reports Fourth Quarter and Fiscal Year 2024 Financial Results

SANTA CLARA, Calif., February 24, 2025 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

“We are pleased to announce that we achieved GAAP profitability in the fourth quarter, driven by revenue growth from new use cases and disciplined cost management. As we move into 2025, we remain focused on enhancing operational efficiency to deliver sustainable and profitable growth,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Generative AI represents a transformative opportunity for us, particularly in enabling real-time, voice-based interactions between humans and AI models. Many large language models don’t yet offer voice interaction capabilities, and those that do haven’t optimized the experience. To address this gap, we are excited to announce the launch of our Conversational AI Engine, a solution that empowers developers to build interactive voice experiences with any large language model. Our solution is designed to deliver natural conversation dynamics, including intelligent pause and interruption handling, advanced voice processing features such as selective attention and noise suppression, as well as ultra-low latency. We believe this innovation will accelerate the adoption of conversational AI across diverse industries and serve as a key driver of our future growth.”

Fourth Quarter 2024 Highlights

•
Total revenues for the quarter were $34.5 million, a decrease of 4.4% from $36.0 million in the fourth quarter of 2023, which included revenue from certain end-of-sale products of $2.7 million.
•
Agora: $17.4 million for the quarter, an increase of 13.7% from $15.3 million in the fourth quarter of 2023.
•
Shengwang: RMB122.2 million ($17.1 million) for the quarter, a decrease of 17.6% from RMB148.3 million ($20.7 million) in the fourth quarter of 2023, which included revenue from certain end-of-sale products of RMB19.0 million ($2.7 million).
•
Active Customers
•
Agora: 1,723 as of December 31, 2024, an increase of 2.4% from 1,683 as of December 31, 2023.
•
Shengwang: 1,979 as of December 31, 2024, excluding those for Easemob, an increase of 7.8% from 1,835 as of December 31, 2023.
•
Dollar-Based Net Retention Rate
•
Agora: 95% for the trailing 12-month period ended December 31, 2024.
•
Shengwang: 79% for the trailing 12-month period ended December 31, 2024.

•
Net income for the quarter was $0.2 million, compared to net loss of $2.6 million in the fourth quarter of 2023. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net income for the quarter was $1.8 million, compared to $1.4 million in the fourth quarter of 2023.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of December 31, 2024 was $363.8 million.
•
Net cash provided by operating activities for the quarter was $4.5 million, compared to $3.7 million in the fourth quarter of 2023. Free cash flow for the quarter was $4.3 million, compared to $3.4 million in the fourth quarter of 2023.

Fiscal Year 2024 Highlights

•
Total revenues in 2024 were $133.3 million, a decrease of 5.9% from $141.5 million in 2023. Total revenues in 2024 included $6.6 million from certain end-of-sale products, compared to $10.7 million in 2023.
•
Agora: $64.5 million in 2024, an increase of 5.7% from $61.0 million in 2023.
•
Shengwang: RMB489.6 million ($68.8 million) in 2024, a decrease of 13.7% from RMB567.1 million ($80.5 million) in 2023. Total revenues for Shengwang in 2024 included RMB47.4 million ($6.6 million) from certain end-of-sale products, compared to RMB75.3 million ($10.7 million) in 2023.
•
Net loss in 2024 was $42.7 million, compared to $87.2 million in 2023. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss in 2024 was $19.4 million, compared to $29.9 million in 2023.
•
Net cash used in operating activities in 2024 was $14.1 million, compared to $13.6 million in 2023. Free cash flow in 2024 was negative $16.7 million, compared to negative $14.5 million in 2023.

Fourth Quarter 2024 Financial Results

Revenues

Total revenues were $34.5 million in the fourth quarter of 2024, a decrease of 4.4% from $36.0 million in the same period last year. Revenues of Agora were $17.4 million in the fourth quarter of 2024, an increase of 13.7% from $15.3 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB122.2 million ($17.1 million) in the fourth quarter of 2024, a decrease of 17.6% from RMB148.3 million ($20.7 million) in the same period last year, primarily due to a decrease in revenues of RMB 19.0 million ($2.7 million) due to the end-of-sale of certain products.

Cost of Revenues

Cost of revenues was $11.5 million in the fourth quarter of 2024, a decrease of 13.9% from $13.4 million in the same period last year, primarily due to the end-of-sale of certain products.

Gross Profit and Gross Margin

Gross profit was $22.9 million in the fourth quarter of 2024, an increase of 1.2% from $22.7 million in the same period last year. Gross margin was 66.6% in the fourth quarter of 2024, an increase of 3.7% from 62.9% in the same period last year, mainly due to the end-of-sale of certain low-margin product.

Operating Expenses

Operating expenses were $28.5 million in the fourth quarter of 2024, a decrease of 8.8% from $31.2 million in the same period last year.

•
Research and development expenses were $14.8 million in the fourth quarter of 2024, a decrease of 9.3% from $16.3 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $2.0 million in the fourth quarter of 2023 to $1.2 million in the fourth quarter of 2024.
•
Sales and marketing expenses were $7.3 million in the fourth quarter of 2024, an increase of 3.1% from $7.1 million in the same period last year, primarily due to an increase in annual RTE conference expenses.
•
General and administrative expenses were $6.4 million in the fourth quarter of 2024, a decrease of 18.4% from $7.9 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.2 million in the fourth quarter of 2023 to $0.4 million in the fourth quarter of 2024.

Loss from Operations

Loss from operations was $4.9 million in the fourth quarter of 2024, compared to $8.4 million in the same period last year.

Interest Income

Interest income was $3.7 million in the fourth quarter of 2024, compared to $4.8 million in the same period last year, primarily due to the decrease in the average balance of cash, cash equivalents, bank deposits and financial products issued by banks and the decrease in average interest rate.

Net Income (Loss)

Net income was $0.2 million in the fourth quarter of 2024, compared to net loss of $2.6 million in the same period last year.

Net Income (Loss) per American Depositary Share attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.002 in the fourth quarter of 2024, compared to basic and diluted net loss per ADS of $0.03 in the same period last year.

Fiscal Year 2024 Financial Results

Revenues

Total revenues in 2024 were $133.3 million, a decrease of 5.9% from $141.5 million in 2023. Revenues of Agora were $64.5 million in 2024, an increase of 5.7% from $61.0 million in 2023, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB489.6 million ($68.8 million) in 2024, a decrease of 13.7% from RMB567.1 million ($80.5 million) in 2023, primarily due to a decrease in revenues of RMB 27.9 million ($4.1 million) due to the end-of-sale of certain products and reduced usage from customers in certain sectors such as social and entertainment as a result of challenging macroeconomic and regulatory environment.

Cost of Revenues

Cost of revenues in 2024 was $47.8 million, a decrease of 8.2% from $52.1 million in 2023, primarily due to the end-of-sale of certain products and the decrease in bandwidth usage and costs.

Gross Profit and Gross Margin

Gross profit in 2024 was $85.4 million, a decrease of 4.5% from $89.5 million in 2023. Gross margin in 2024 was 64.1%, an increase of 0.9% from 63.2% in 2023 mainly due to the end-of-sale of certain low-margin product.

Operating Expenses

Operating expenses in 2024 were $140.3 million, a decrease of 4.3% from $146.6 million in 2023, primarily due to a decrease in personnel costs as the Company optimized its global workforce, which was offset partially by restructuring and severance expenses in the third quarter of 2024, including share-based compensation of $11.4 million as a result of the cancellation of certain employees’ equity awards and immediate recognition of relevant remaining unrecognized compensation expenses, as well as severance expenses of $4.4 million.

•
Research and development expenses in 2024 were $80.3 million, an increase of 3.4% from $77.7 million in 2023, primarily due to restructuring and severance expenses in the third quarter of 2024, including share-based compensation of $9.0 million due to equity award cancellation and severance expenses of $3.6 million.
•
Sales and marketing expenses in 2024 were $27.2 million, a decrease of 19.8% from $34.0 million in 2023, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $4.1 million in 2023 to $0.8 million in 2024.

1 One ADS represents four Class A ordinary shares.

•
General and administrative expenses in 2024 were $32.8 million, a decrease of 6.3% from $35.0 million in 2023, primarily due to a decrease in personnel costs as the Company optimized its global workforce, which was offset partially by restructuring and severance expenses in the third quarter of 2024, including share-based compensation of $2.4 million as a result of the equity award cancellation.

Loss from Operations

Loss from operations in 2024 was $53.3 million, compared to $87.3 million in 2023, primarily due to the decrease of operating expenses from $146.6 million in 2023 to $140.3 million in 2024, as well as the decrease of impairment of goodwill from $31.9 million in 2023 to nil in 2024.

Interest Income

Interest income in 2024 was $16.9 million, compared to $18.8 million in 2023, primarily due to the decrease in the average balance of cash, cash equivalents, bank deposits and financial products issued by banks and the decrease in average interest rate.

Investment Loss

Investment loss in 2024 was $3.3 million, compared to $18.5 million in 2023, primarily due to the decrease in fair value of an equity investment of $5.0 million, as well as the decrease of impairment losses on investments in certain private companies from $11.3 million in 2023 to nil in 2024.

Other income

Other income in 2024 was $0.8 million, compared to $1.6 million in 2023, primarily due to the decrease of income of incentive payments from a depositary bank due to decease in outstanding American Depository Shares as a result of share repurchase.

Losses from equity in affiliates

Losses from equity in affiliates in 2024 were $3.5 million, primarily due to an impairment loss on an investment in certain private company of $4.1 million.

Net Loss

Net loss in 2024 was $42.7 million, compared to $87.2 million in 2023.

Net Loss per ADS attributable to ordinary shareholders

Net loss per ADS attributable to ordinary shareholders in 2024 was $0.46, compared to $0.88 in 2023.

Share Repurchase Program

During the three months ended December 31, 2024, the Company repurchased approximately 1.3 million of its Class A ordinary shares (equivalent to approximately 0.3 million ADSs) for approximately US$1.4 million under its share repurchase program, representing 0.7% of its US$200 million share repurchase program.

As of December 31, 2024, the Company had repurchased approximately 130.6 million of its Class A ordinary shares (equivalent to approximately 32.7 million ADSs) for approximately US$115.2 million under its share repurchase program, representing 57.6% of its US$200 million share repurchase program.

As of December 31, 2024, the Company had 373.3 million ordinary shares (equivalent to approximately 93.3 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The board of directors has authorized an extension of the existing share repurchase program through February 28, 2026, with all other terms remaining unchanged.

Financial Outlook

Based on currently available information, the Company expects total revenues for the first quarter of 2025 to be between $31 million and $33 million, compared to $29.7 million in the first quarter of 2024 if revenues from certain end-of-sale low-margin products were excluded. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on February 24, 2025. Details for the conference call are as follows:

Event title: Agora, Inc. 4Q 2024 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/ca3ihsn6

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BIaffae7deb01345b39b477ccdbc209daa

Please visit the Company’s investor relations website at https://investor.agora.io on February 24, 2025 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the payment for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products, Easemob’s CEC business and K12 academic tutoring sector. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	27,083	36,894
Short-term bank deposits	168,327	86,924
Short-term financial products issued by banks	71,464	84,853
Short-term investments	2,787	7,983
Restricted cash	3,745	280
Accounts receivable, net	30,952	34,668
Prepayments and other current assets	22,593	8,779
Contract assets	1,099	1,048
Total current assets	328,050	261,429
Property and equipment, net	4,680	5,365
Construction in progress for the headquarters project	44,486	17,343
Operating lease right-of-use assets	3,866	4,011
Intangible assets	611	1,274
Long-term bank deposits	35,500	143,127
Long-term financial products issued by banks	61,400	20,000
Long-term investments	40,710	43,893
Land use right, net	161,395	167,246
Other non-current assets	18,956	10,907
Total assets	699,654	674,595

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	12,965	12,996
Advances from customers	8,738	7,765
Taxes payable	2,210	906
Current operating lease liabilities	1,749	2,447
Accrued expenses and other current liabilities	32,673	32,780
Total current liabilities	58,335	56,894
Long-term operating lease liabilities	1,922	1,726
Deferred tax liabilities	92	196
Long-term borrowings for the headquarters project	46,469	11,027
Advance in relation to the headquarters project	20,174	-
Other non-current liabilities	1	3
Total liabilities	126,993	69,846

Shareholders’ equity:
Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,144,238	1,138,346
Treasury shares, at cost	(72,739)	(79,716)
Accumulated other comprehensive loss	(12,257)	(10,027)
Accumulated deficit	(486,628)	(443,901)
Total shareholders’ equity	572,661	604,749
Total liabilities and shareholders’ equity	699,654	674,595

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Real-time engagement service revenues	31,908	32,300	127,624	133,098
Real-time engagement on-premise solution and other revenues	2,545	3,741	5,632	8,440
Total revenues	34,453	36,041	133,256	141,538
Cost of revenues	11,505	13,370	47,809	52,063
Gross profit	22,948	22,671	85,447	89,475
Operating expenses:
Research and development	14,793	16,310	80,344	77,666
Sales and marketing	7,276	7,055	27,220	33,958
General and administrative	6,423	7,876	32,772	34,976
Total operating expenses	28,492	31,241	140,336	146,600
Other operating income	664	214	1,578	1,729
Impairment of goodwill	-	-	-	(31,928)
Loss from operations	(4,880)	(8,356)	(53,311)	(87,324)
Exchange gain (loss)	60	40	168	(151)
Interest income	3,697	4,830	16,941	18,836
Interest expense	(2)	(20)	(253)	(20)
Investment income (loss)	705	(29)	(3,328)	(18,526)
Losses from extinguishment of convertible note	-	-	-	(1,230)
Other income	793	1,099	793	1,649
Income (loss) before income taxes	373	(2,436)	(38,990)	(86,766)
Income taxes	(109)	(99)	(258)	(422)
Losses from equity in affiliates	(106)	(76)	(3,479)	(31)
Net income (loss)	158	(2,611)	(42,727)	(87,219)
Net income (loss) attributable to ordinary shareholders	158	(2,611)	(42,727)	(87,219)
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,350)	2,678	(2,231)	(3,418)
Gain on available-for-sale debt securities	-	-	-	1,385
Total comprehensive (loss) income attributable to ordinary shareholders	(4,192)	67	(44,958)	(89,252)

Net income (loss) per ADS attributable to ordinary shareholders, basic and diluted	0.002	(0.03)	(0.46)	(0.88)
Weighted-average shares used in computing net income (loss) per ADS attributable to ordinary shareholders:
Basic	375,058,357	379,033,868	373,122,317	398,384,385
Diluted	402,004,818	379,033,868	373,122,317	398,384,385

Share-based compensation expenses included in:
Cost of revenues	28	46	212	621
Research and development expenses	1,176	2,027	17,062	12,696
Sales and marketing expenses	(60)	440	778	4,145
General and administrative expenses	353	1,197	4,685	7,150

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income (loss)	158	(2,611)	(42,727)	(87,219)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation expenses	1,497	3,710	22,737	24,612
Allowance for current expected credit losses	1,465	1,688	8,728	7,046
Depreciation of property and equipment	733	1,416	3,459	7,096
Amortization of intangible assets	130	348	663	1,384
Amortization of land use right	851	853	3,423	3,165
Deferred tax benefit	(20)	(53)	(102)	(212)
Amortization of right-of-use asset and interest on lease liabilities	541	717	2,576	2,935
Investment (income) loss	(705)	29	3,328	19,756
Losses from extinguishment of convertible note	-	-	-	(105)
Losses from equity in affiliates	106	76	3,479	31
Gain on disposal of property and equipment	(25)	(1)	(9)	(11)
Impairments of goodwill	-	-	-	31,928
Return on investment from equity affiliates	-	21	-	21
Interest expense	-	20	-	20
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	4,371	(1,244)	(5,047)	(9,100)
Contract assets	-	420	(67)	(522)
Prepayments and other current assets	(1,764)	(793)	(13,893)	(1,801)
Other non-current assets	(813)	(2,118)	5,855	(7,278)
Accounts payable	(2,290)	(393)	(248)	3,246
Advances from customers	755	76	1,071	(483)
Taxes payable	565	(355)	1,326	(1,157)
Operating lease liabilities	(559)	(780)	(2,878)	(2,649)
Deferred income	-	-	62	(160)
Accrued expenses and other liabilities	(461)	2,654	(5,865)	(4,154)
Net cash provided by (used in) operating activities	4,535	3,680	(14,129)	(13,611)
Cash flows from investing activities:
Purchase of property and equipment	(249)	(268)	(2,546)	(924)
Purchase of short-term bank deposits	(25,200)	(31,924)	(68,300)	(219,445)
Purchase of short-term financial products issued by banks	-	-	(70,391)	(29,899)
Purchase of short-term investments	-	(2)	-	(791)
Proceeds from maturity of short-term bank deposits	18,779	33,000	130,020	467,058
Proceeds from maturity of short-term financial products issued by banks	35,884	9,212	105,395	17,522
Proceeds from sales of short-term investments	235	-	235	-

Purchase of long-term bank deposits	(15,000)	-	(35,500)	(143,127)
Purchase of long-term financial products issued by banks	(20,000)	-	(61,400)	(20,000)
Purchase of long-term investments	-	-	(562)	(15)
Purchase of land use right	-	-	-	(5,133)
Payment for the headquarters project	(13,353)	(6,466)	(35,248)	(10,792)
Cash received for business disposal	-	-	-	5,769
Cash received from disposal of property and equipment	35	5	93	92
Cash paid for a business combination	-	-	-	(3,680)
Cash received from disposal of long-term investments	-	-	155	-
Return of investment from equity affiliates	-	8	-	8
Net cash (used in) provided by investing activities	(18,869)	3,565	(38,049)	56,643
Cash flows from financing activities:
Proceeds from long-term borrowings for headquarters project	13,613	10,909	35,790	10,909
Deposits returned for business disposal	-	-	-	(1,000)
Proceeds from exercise of employees’ share options	303	44	853	634
Deposit received in relation to headquarters project	1,128	-	20,408	-
Repurchase of Class A ordinary shares	(1,390)	(10,082)	(11,057)	(62,911)
Net cash provided by (used in) financing activities	13,654	871	45,994	(52,368)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(840)	481	(162)	(805)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,520)	8,597	(6,346)	(10,141)
Cash balance recorded in held-for sale assets at beginning of period	-	-	-	1,488
Cash, cash equivalents and restricted cash at beginning of period *	32,348	28,577	37,174	45,827
Cash, cash equivalents and restricted cash at end of period **	30,828	37,174	30,828	37,174
Supplemental disclosure of cash flow information:
Income taxes paid	52	87	185	152
Cash payments included in the measurement of operating lease liabilities	559	780	2,878	2,649
Right-of-use assets obtained in exchange for operating lease obligations	-	500	2,325	4,588
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	275	116	417	116
Payables for property and equipment	398	12	398	12
Payables for construction in progress for the headquarters project	8,975	7,098	12,834	7,098
Payables for treasury shares, at cost	83	210	83	210
Settlement of compensation costs in relation to an acquisition with shares	-	1,500	-	1,830
* includes restricted cash balance	230	280	280	154
** includes restricted cash balance	3,745	280	3,745	280

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
GAAP net income (loss)	158	(2,611)	(42,727)	(87,219)
Add:
Share-based compensation expenses	1,497	3,710	22,737	24,612
Acquisition related expenses	-	8	-	(392)
Amortization expenses of acquired intangible assets	129	345	660	1,380
Income tax related to acquired intangible assets	(20)	(53)	(102)	(212)
Impairment of goodwill	-	-	-	31,928
Non-GAAP net income (loss)	1,764	1,399	(19,432)	(29,903)

Net cash provided by (used in) operating activities	4,535	3,680	(14,129)	(13,611)
Purchase of property and equipment	(249)	(268)	(2,546)	(924)
Free Cash Flow	4,286	3,412	(16,675)	(14,535)
Net cash (used in) provided by investing activities	(18,869)	3,565	(38,049)	56,643
Net cash provided by (used in) financing activities	13,654	871	45,994	(52,368)